Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

www.drinkerbiddle.com

November 15, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward P. Bartz

Re:       Destra International & Event-Driven Credit Fund, File Nos.: 333-221584; 811-23309 (the “Fund” or “Registrant”)

Dear Mr. Bartz:

The following responds to the comments you provided orally on November 14, 2018 in connection with your review of the post-effective amendment to the Fund’s registration statement (the “Registration Statement”) filed on September 11, 2018 on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

Prospectus

Summary of Terms (Page 4)

1.	Comment: (i) Please explain the circumstances where the Investment Manager would not take its Management Fee as described in paragraph 4 of the section entitled “Summary of Terms – Management Fee” on page 4.

(ii) Please confirm that any fee deferral will not disproportionately harm any shareholder and that the fee deferral will be reflected in the Fund’s daily NAV calculations.

Response: (i) The Investment Manager may determine to voluntarily defer its fees in situations where it would be beneficial to the Fund to retain its cash assets.

(ii) The Registrant confirms that any fee deferral will not disproportionately harm any shareholder of the Fund and the Fund will accrue any voluntarily deferred Management Fee payable to the Investment Manager in accordance with the Investment Management Agreement and that the impact of the full Management Fee will be reflected in the Fund’s daily NAV calculations.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Distribution of Shares (Page 99)

2.	Comment: Please supplementally provide the Staff with a copy of the revised sections entitled Potential Sales Charge Waiver, Reduction of Sales Charges, Letters of Intent and Right of Accumulation at your earliest convenience.

Response: The Registrant confirms that it will provide the Staff with a copy of the requested sections at its earliest convenience.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1109 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Benjamin McCulloch
Benjamin McCulloch

cc:	Jane Hong Shissler, Esq. Joshua B. Deringer, Esq.

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